Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	March 17, 2022

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended December 31, 2021 (“Q4 2021” or the “Quarter” and the year ended December 31, 2021 (the “Year”) and the period ended March 17, 2022). It should be read in conjunction with the Consolidated Financial Statements of Caledonia for the Year (the “Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to thousands of US Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations
4.1	Safety, Health and Environment
4.2	Social Investment and Contribution to the Zimbabwean Economy
4.3	Gold Production
4.4	Underground
4.5	Metallurgical Plant
4.6	Production Costs
4.7	Capital Projects
4.8	Indigenisation
4.9	Zimbabwe Commercial Environment
4.10	Opportunities and Outlook
4.11	Sale of Eersteling
4.12	COVID-19
4.13	Solar project
5.	Exploration
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Party Transactions
12.	Critical Accounting Estimates
13.	Financial Instruments
14.	Dividend Policy
15.	Management and Board
16.	Securities Outstanding
17.	Risk Analysis
18.	Forward-Looking Statements
19.	Controls
20.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Caledonia’s primary asset is a 64% ownership in Blanket Mine (“Blanket”), a gold mine in Zimbabwe. Caledonia consolidates Blanket into the Consolidated Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American LLC ("NYSE American"), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”).

2.	HIGHLIGHTS

	3 months ended December 31		12 months ended December 31		Comment
	2020	2021	2020	2021
Gold produced (oz)	15,012	18,604	57,899	67,476	Record annual gold production. Increased gold production was due to increased tonnes milled at a higher recovered grade.
On-mine cost per ounce ($/oz)[1]	770	740	744	742

On-mine cost per ounce decreased due to higher production, which spread fixed costs over more production ounces, and good management over controllable costs. Cost performance is after absorbing costs that are outside management control – particularly the cost of increased use of diesel generators.

All-in sustaining cost (“AISC”) excludes the export credit incentive (“ECI”)	988	1,020	967	990	AISC per ounce increased due to higher administrative expenses offset by a lower procurement margin.
Average realised gold price ($/oz)[1]	1,845	1,768	1,749	1,766	The average realised gold price reflects international spot prices.
Gross profit[2]	14,375	14,043	46,656	54,074

Gross profit for the Year increased due to higher production and lower cost per ounce; gross profit for the Quarter was adversely affected by the higher depreciation charge following the commissioning of Central Shaft in March 2021.

Net profit attributable to shareholders	2,973	4,222	20,780	18,405	Net profit for the Quarter was higher due to lower net other expenses and a net foreign exchange gain. Profit for the Year was adversely affected by an impairment in the second quarter of 2021.
Basic IFRS earnings per share (“EPS”) (cents)	24.0	33.3	173.4	148.6	IFRS EPS reflects the movement in IFRS profit attributable to shareholders.
Adjusted EPS[1]	74.9	42.1	204.2	225.9	Adjusted EPS excludes foreign exchange gains and losses, deferred tax and impairments.
Net cash from operating activities	11,617	9,099	30,962	30,903	Reduced cash generation because of higher working capital.
Net cash and cash equivalents	19,092	16,265	19,092	16,265	Reduced cash due to continued high levels of capital investment.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

Safety

Regrettably, a fatal accident occurred on February 21, 2022 as a result of a vehicle accident undergound. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incident. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures. Safety is discussed further in section 4.1.

An excellent operating and financial performance

Gold production in the Year of 67,476 ounces was a new record which reflects an increase in tonnes milled and an improvement in the grade. Production for the Quarter was 18,604 ounces and was in-line with our expectations. Over 665,000 tonnes were milled in the Year which is a new record for Blanket and reflects the contribution of Central Shaft which, although currently hoisting development waste, has allowed No. 4 Shaft to focus on hoisting ore.

The robust operating performance was reflected in improved profitability and cashflows: gross profit for the Year was $54.1 million – almost 16% higher than 2020; gross profit for the Quarter was $14.0 million – 2.3% lower than the in the fourth quarter of 2020 (the “comparable quarter”). Cash generated from operations before working capital increased by 17% from $42.4 million to $49.6 million.

Rising production in 2022 and 2023

Production is expected to continue to increase in the next two years. Production guidance for 2022 is a range of 73,000 to 80,000 ounces; guidance from 2023 onwards is 80,000 ounces – 38% higher than the production in 2021.

104% cumulative increase in the quarterly dividend since October 2019

The Company paid a quarterly dividend of 14 cents per share in October 2021. This marked the seventh increase in the quarterly dividend since October 2019 which has more than doubled from 6.875 cents in October 2019. In January 2022 the Company declared a quarterly dividend of 14 cents per share which was paid at the end of January.

Listing on the VFEX principally to increase access to US Dollars

In December 2021, the Company obtained a secondary listing of its stock on the newly created VFEX in Zimbabwe by way of a placing and introduction of depositary receipts in the Company’s shares which raised $7.8 million (net). As a result of this listing, and in accordance with Reserve Bank of Zimbabwe policies, the proportion of revenues received in US Dollars has increased from 60% and is expected to increase further to approximately 71% when production increases to 80,000 ounces per annum.

Changes to the board and management

During the Year the following changes to management and the board were announced:

●

On February 23, 2021, Ms Geralda Wildschutt was appointed to the board as a non-executive director – she has particular expertise in environmental, social and governance (ESG) compliance and was appointed the chairperson of the ESG Committee;

●

With effect from August 1, 2021 Mr Caxton Mangezi was appointed as Vice President, Operations – Zimbabwe with general responsibility for all operations in country i.e. supervision of all interests of the Group in Zimbabwe, as well as continued oversight of Blanket. Mr Mangezi had previously been the General Manager of Blanket. Mr Nyorekai Mafurutu was promoted from Manager Mining to General Manger; and

●

On December 21, 2021, it was announced that Mr Steve Curtis will retire as Chief Executive Officer with effect from 30 June 2022, and will be succeeded by Mr Mark Learmonth, Caledonia’s current Chief Financial Officer. Mr Curtis will continue to serve as a director of the Company and he will also serve as a consultant until the end of 2023.

Changes after the end of the Year include:

●	On January 20, 2022, Mr Dana Roets, Chief Operating Officer, was appointed to the board as an executive director; and

●	On February 28, 2022, Mr John McGloin, resigned from the board as a non-executive director of the Company.

Progress on solar project accelerates following delays due to COVID-19 and supply chain problems

The Company is constructing a 12MWac solar plant at a cost of approximately $14 million to improve the quality and security of Blanket’s electricity supply and to reduce Blanket’s environmental footprint. The plant is expected to provide approximately 27% of Blanket’s total daily electricity demand. Progress on this project has been delayed due to the combined effects of COVID-19 and difficulties with the supply chain. These issues have now been resolved and equipment and materials are now arriving on-site. It is anticipated that the project will be commissioned in June 2022.

Caledonia has commissioned a technical proposal for an expansion of this project to further reduce Blanket’s reliance on the Zimbabwe grid.

Strategy and Outlook: increased focus on growth opportunities

Caledonia’s immediate strategic focus following the commissioning of the Central Shaft project is on Blanket: to increase production, reduce operating costs and increase the flexibility to undertake further development and exploration, thereby safeguarding and enhancing Blanket’s long-term future. Management believes there is excellent exploration potential at Blanket at depth, in the older shallower areas of the mine and in brownfield sites immediately adjacent to the existing Blanket footprint.

Caledonia continues to evaluate other opportunities further afield from Blanket. During the Quarter, the Company completed the acquisition of the mining claims at Maligreen in the Zimbabwe midlands which is estimated to host a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t3.

Our approach to new projects is highly disciplined: after further evaluation, the Company has decided not to exercise the options to acquire the Glen Hume and Connemara North properties as they do not meet our investment criteria. During the Year, we also divested non-core assets in the vicinity of Blanket.

_______________________

3 Refer to technical report entitled "Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe" by Minxcon (Pty) Ltd dated November 2, 2021 and filed on SEDAR on November 5, 2021.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the three months ended December 31, 2021 and 2020 and the years ended December 31, 2021, 2020 and 2019 prepared under IFRS.

Condensed Consolidated Statement of Profit of Loss and Other Comprehensive Income

	3 months ended		12 months ended
($’000’s)	December 31		December 31
	2020	2021	2019	2020	2021
Revenue	28,128	32,136	75,826	100,002	121,329
Royalty	(1,408)	(1,612)	(3,854)	(5,007)	(6,083)
Production costs	(11,174)	(14,178)	(36,400)	(43,711)	(53,126)
Depreciation	(1,171)	(2,303)	(4,434)	(4,628)	(8,046)
Gross profit	14,375	14,043	31,138	46,656	54,074
Other income	29	4	2,274	4,765	46
Other expenses	(3,488)	(1,741)	(666)	(5,315)	(7,136)
Administrative expenses	(2,636)	(3,830)	(5,637)	(7,997)	(9,091)
Net foreign exchange (loss)/gain	(389)	843	29,661	4,305	1,184
Cash-settled share-based payment	(236)	(51)	(689)	(1,413)	(477)
Profit on sale of subsidiary	-	-	5,409	-	-
Fair value loss on derivative assets	(145)	(133)	(601)	(266)	(240)
Results from operating activities	7,510	9,135	60,889	40,735	38,360
Net finance costs	49	(7)	(198)	(305)	(361)
Profit before tax	7,559	9,128	60,691	40,430	37,999
Tax expense	(3,763)	(3,539)	(10,290)	(15,173)	(14,857)
Profit for the period	3,796	5,589	50,401	25,257	23,142

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	973	(382)	49	(173)	(531)
Reversal of foreign exchange currency translation differences on disposal of subsidiary	-	-	(2,109)	-	-
Total comprehensive income for the period	4,769	5,207	48,341	25,084	22,611

Profit attributable to:
Shareholders of the Company	2,973	4,222	42,018	20,780	18,405
Non-controlling interest	823	1,367	8,383	4,477	4,737
Profit for the period	3,796	5,589	50,401	25,257	23,142

Total comprehensive income attributable to:
Shareholders of the Company	3,946	3,840	39,958	20,607	17,874
Non-controlling interest	823	1,367	8,383	4,477	4,737
Total comprehensive income for the period	4,769	5,207	48,341	25,084	22,611

Earnings per share (cents)
Basic	24.0	33.3	382.0	173.4	148.6
Diluted	23.9	33.3	381.5	173.2	148.5
Adjusted earnings per share (cents)[3]
Basic	74.9	42.1	145.1	204.2	225.9
Dividends declared per share (cents)	10.0	14.0	27.5	33.5	50.0

Revenue in the Quarter was 14% higher than the comparable quarter due to a 19% increase in the quantity of gold sold offset by a 4% decrease in the average realised gold price. Production in the Quarter included 1,584 ounces of work-in-progress (comparable quarter: 443 ounces). Revenue for the Year was 21% higher than in 2020 due to a 20% increase in the quantity of gold sold and a 1% increase in the average realised gold price.

The royalty rate payable to the Zimbabwe Government was unchanged at 5% in the Quarter.

Production costs increased by 27% in the Quarter compared to the comparable quarter due to the increase in production. Production costs in the Quarter were largely as budgeted other than the cost of electricity which was higher than expected due to increased use of diesel generators and increased labour costs following the conclusion of the collective bargaining between the union and the Chamber of Mines Zimbabwe. The on-mine cost per ounce in the Quarter decreased by 3.9% compared to the comparable quarter. Production costs for the Year increased by 22% compared to 2020 due to higher production and increased diesel usage. Costs are discussed in section 4.6 of this MD&A.

The depreciation charge in the Quarter and the Year increased substantially because of increased production (fixed assets are depreciated over production ounces) and the charge arising on the Central Shaft assets following its commissioning at the end of March 2021.

Other expenses are detailed in note 10 to the Consolidated Financial Statements and include expenditure in the Year of $1,167 on CSR projects by Blanket (as discussed in section 4.2) (2020: $382), an impairment of $3,837 on the accumulated expenditure on the Glen Hume exploration project as discussed in Section 5 and an impairment of $761 on the outstanding amount due in respect of the sale of Eersteling as discussed in Section 4.11.

Administrative expenses are detailed in note 11 to the Consolidated Financial Statements and include the costs of Caledonia’s offices and personnel in Johannesburg, the UK and Jersey which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial. Administrative expenses in the Quarter were 46% higher than the comparable quarter and 14% higher for the Year compared with 2020. The increase was due to higher wages and salaries because of an increased headcount in Johannesburg and London and higher bonus payments reflecting the strong performance of the business in 2021 and the outcome of a benchmarking exercise to align the Company’s performance payments with comparable companies.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the US Dollar. Foreign exchange movements principally arose due to the further devaluation of the Zimbabwe currency against the US Dollar which is discussed in section 4.9 of this MD&A. The net foreign exchange movement in the Quarter was smaller than in previous periods because of the slower rate of devaluation in the official exchange rate in the Quarter than in previous quarters.

The cash-settled share-based payment expense reflects an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “OEICP” or the “Plan”) to certain executives, heads of department and staff in the form of Restricted Share Units (“RSUs”) and Performance Units (“PUs”). LTIP awards may be settled in cash or, subject to conditions, shares or a combination of both at the request of the award holder. The LTIP expense reflects a combination of factors, including the change in the Company’s share price. Further information on the calculation of the charge is set out in note 12 to the Consolidated Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Tax expense/(credit) for the Year
($’000’s)
	Zimbabwe	South Africa	UK	Total
Income tax	8,097	503	-	8,600
Withholding tax
Management Fee	-	148	-	148
Deemed Dividend	302	-	-	302
Deferred tax	5,806	1	-	5,807
	14,205	652	-	14,857

The overall effective taxation rate in the Year was 39% (2020: 38%); most of the tax charge comprised income tax and deferred tax in Zimbabwe.

Income tax in Zimbabwe is calculated at 24.72% of taxable profits (2020: 25.75%) which is IFRS profit before tax (in local currency terms) after adjustments which include the deduction of the government royalty and capital expenditure and the add-back of depreciation. Deferred tax reflects the difference between the accounting and tax treatments of capital investment: 100% of capital expenditure is deductible in the year in which it is incurred for tax purposes; whereas for accounting purposes depreciation commences when the project enters production.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”).

Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividends paid from Zimbabwe to the UK; South African withholding tax arose on dividends paid from CMSA to the UK.

Following the acquisition by the Company of a further 15% interest in Blanket in January 2020, the effective non controlling interest share in profit or loss reduced from 16.2% to 13.2% of Blanket’s net profit.

IFRS basic EPS for the Quarter increased by 39% from 24.0 cents in the comparable quarter to 33.3 cents; IFRS basic EPS for the Year decreased by 14% from 173.4 cents in 2020 to 148.6 cents. Adjusted EPS for the Quarter, which excludes inter alia the effect of foreign exchange gains and deferred tax decreased by 44% from 74.9 cents in the comparable quarter to 42.2 cents due to the lower deferred tax adjustment in the Quarter which was due to the foreign exchange effect of the impairment of the Mascot asset in the deferred taxation computation. Adjusted EPS for the Year increased by 11.1% to 225.9 cents. A reconciliation from IFRS EPS to adjusted EPS is set out in section 10.3.

A dividend of 14 cents per share was declared and paid in the Quarter which was 40% higher than in the comparable quarter. The dividend declared and paid in the Year was 50 cents - 49% higher than in 2020. Caledonia’s dividends are discussed further in section 14.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows ($’000’s)
	12 months ended December 31
	2019	2020	2021
Cash flows from operating activities
Cash generated from operations	23,885	37,967	38,703
Net interest paid	(308)	(349)	(374)
Tax paid	(5,517)	(6,656)	(7,426)
Net cash from operating activities	18,060	30,962	30,903

Cash flows used in investing activities
Acquisition of property, plant and equipment	(19,852)	(25,081)	(32,112)
Acquisition of exploration and evaluation assets	(172)	(2,759)	(5,717)
Realisation (purchase) of gold ETF	-	(1,058)	1,066
Proceeds from sale of assets held for sale	-	-	500
Proceeds from disposal of subsidiary	1,000	900	340
Net cash used in investing activities	(19,024)	(27,998)	(35,923)

Cash flows from financing activities
Dividends paid	(3,395)	(4,542)	(8,069)
Term loan repayments	-	(574)	(361)
Proceeds from gold loan	-	-	2,752
Proceeds from call option	-	-	208
Term loan proceeds (net of transaction cost)	2,294	-	-
Shares issued – equity raise (net of transaction cost)	-	12,538	7,806
Payment of lease liabilities	(124)	(118)	(129)
Proceeds from share options exercised	-	30	165
Net cash (used in)/from financing activities	(1,225)	7,334	2,372

Net (decrease)/increase in cash and cash equivalents	(2,189)	10,298	(2,648)
Effect of exchange rate fluctuations on cash held	(105)	(99)	(179)
Net cash and cash equivalents at beginning of the period	11,187	8,893	19,092
Net cash and cash equivalents at end of the period	8,893	19,092	16,265

Cash generated from operating activities is detailed in note 32 to the Consolidated Financial Statements which shows that cash generated by operations before working capital changes in the Year was $49.7 million, 17% higher than the $42.4 million in 2020.

Working capital increased in the Year by $11.0 million (2020: $12.0 million increase) due to increased inventories, trade receivables and prepayments, which was partly offset by an increase in payables. Movements in working capital items are discussed below in the review of the Summarised Consolidated Statements of Financial Position.

Tax paid in the Year reflects the increased pre-tax profits at Blanket and is after the offset of part of the overdue VAT recoverable.

Investment in property, plant and equipment remains high due to the continued investment in new development associated with the Central Shaft project, which is discussed further in section 4.7 of this MD&A in sustaining capital investment and includes approximately $1.6 million of investment in the solar project as discussed in section 4.13.

The acquisition of exploration and evaluation assets relates to the purchase of the Maligreen claims and geological evaluations as discussed further in section 5.

The realisation of a gold ETF relates to the sale of a gold ETF which was purchased by CMSA in 2020 to protect a temporary cash surplus that was denominated in South African rands from devaluation.

The proceeds from the sale of assets relates to the sale of the Eagle Vulture, Mascot and Penzance properties as discussed in section 5.

Dividends comprise dividends paid by the Company and by Blanket to its minority shareholders after deduction of amounts to repay the various advances and loans as discussed in section 4.9. The Company paid higher quarterly dividends during the Year which, in conjunction with the increased number of shares in issue following the equity issue in September 2020, resulted in an increase in Caledonia’s dividend payments. The Company’s dividends are discussed further in section 14.

The proceeds of the gold loan and sale of a call option relate to a $3 million gold loan which the Company entered into in December 2022 and which is discussed in section 7.

Cash inflows from the issue of shares relates to the proceeds of the placing of depositary receipts over 619,783 shares in the Company pursuant to obtaining a secondary listing on the VFEX in December 2021.

The effect of exchange rate fluctuations on cash held predominantly reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

The table below sets out the consolidated statements of Caledonia’s financial position at December 31, 2021, December 31, 2020 and December 31, 2019 prepared under IFRS.

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Dec 31	Dec 31	Dec 31
		2019	2020	2021
Total non-current assets		113,714	133,334	157,944
Inventories		11,092	16,798	20,812
Prepayments		2,350	1,974	6,930
Trade and other receivables		6,912	4,962	7,938
Income tax receivable		-	76	101
Cash and cash equivalents		9,383	19,092	17,152
Derivative financial assets		102	1,184	-
Assets held for sale		-	500	-
Total assets		143,553	177,920	210,877
Total non-current liabilities		8,957	9,913	12,633
Loans and borrowings - short term portion		529	408	-
Lease liabilities – short term portion		349	61	134
Trade and other payables		8,348	8,664	9,957
Derivative financial liabilities		-	-	3,095
Income taxes payable		163	495	1,562
Overdraft		490	-	887
Cash-settled share-based payments - short term portion		-	336	2,053
Total liabilities		18,836	19,877	30,321
Total equity		124,717	158,043	180,556
Total equity and liabilities		143,553	177,920	210,877

Non-current assets increased due to the investment at Blanket in the Central Shaft and related infrastructure, electrical infrastructure and sustaining investment; investment in the solar project; and the acquisition and investments in exploration and evaluation properties.

Inventories increased due to the increased level of operations and the usual increase in inventories at the end of each year to prepare Blanket for the shut-down in the supply chain from South Africa. Inventories were also increased to safeguard against further disruption to Blanket’s supply chain due to any resurgence in the COVID-19 pandemic, renewed civil unrest in South Africa and strike action at suppliers in South Africa.

Inventories include 443 ounces of gold work-in-progress (December 2020: 1,584 ounces). For logistical reasons, this gold was delivered and sold to Fidelity Printers and Refiners (Private) Limited (“Fidelity”), a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”), early in January 2022.

Prepayments represent deposits and advance payments for goods and services. Prepayments increased largely due to prepayments in respect of the solar project.

Trade and other receivables are detailed in note 24 to the Consolidated Financial Statements and include $4.5 million (December 31, 2020: $1.3 million) due from Fidelity in respect of gold deliveries prior to the close of business on December 31, 2021 and $3.2 million (December 31, 2020: $2.3 million) due from the Zimbabwe Government in respect of VAT refunds.

Responsibility for making payment for gold deliveries changed from the RBZ to Fidelity in early 2021 after which the speed of payments has improved. The increased receivable due from Fidelity at the end of the Year reflects the higher level of deliveries due to the increased production; the full amount due from Fidelity in respect of gold deliveries was received as it fell due in January 2022.

The amount due in respect of VAT refunds increased because of the increased level of capital procurement during the Quarter and higher RTGS$-denominated local costs. Some of the RTGS$ component of the VAT receivable is outside its normal due date and management continues to pursue recovery of all amounts due, which includes offsetting VAT receivables from the amounts paid in respect of other taxes.

The distribution of the consolidated cash across the jurisdictions where the Company operates was as follows:

Geographical location of cash ($’000’s)
As at	March 31, 2021	June 30, 2021	Sept 30, 2021	December 31, 2021
Zimbabwe	2,170	3,162	2,072	8,092
South Africa	1,675	3,155	1,704	635
UK/Jersey	9,182	10,352	9,234	7,538
Total net cash and cash equivalents	13,027	16,669	13,010	16,265

The cash held in Zimbabwe at December 31, 2021 includes approximately $5 million from the proceeds of the $7.8 million equity raise accompanying the VFEX listing in December which had not been used for other purposes. This amount was transferred to Jersey in early 2022.

Non-current liabilities includes the deferred tax liability, which has increased due to the continued high level of capital investment, a provision for the liability arising on the closure of Blanket and the long-term portion of the cash-settled share-based payment liability.

The derivative financial liability relates to a gold loan and option agreement in terms of which the Company received $3 million (less transaction costs) which will be repaid by two deliveries of 925 ounces of gold in May and June 2022 but which will be financially settled. In addition, the Company granted the lender call options over 6,000 ounces of gold at a strike price of $2,000 per ounce expiring monthly in equal tranches from June 30, 2022 to November 30, 2022.

The short-term portion of the cash-settled share-based payment liability is in respect of awards made to employees at Caledonia, CMSA and Blanket in terms of the OEICP. The awards can be settled in cash or, subject to conditions, shares at the option of the recipient; approximately half of the awards outstanding at the end of the Year vested in January 2022 of which approximately $1.3 million was settled in cash and $0.9 million was settled by the issue of shares.

The increase in equity over the course of the Year reflects retained profits and the raising of $7.8 million (net) by the issue of shares pursuant to obtaining a secondary listing on the VFEX in December 2021.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Mar 31,	June 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2020	2020	2020	2020	2021	2021	2021	2021
Revenues	23,602	22,913	25,359	28,128	25,720	29,977	33,496	32,136
Profit attributable to owners of the Company	8,240	5,134	4,433	2,973	4,550	2,694	6,939	4,222
EPS – basic (cents)	71.2	43.1	36.6	24.0	37.3	21.1	56.8	33.3
EPS – diluted (cents)	71.1	43	36.5	23.9	37.2	21.1	56.7	33.3
Net cash and cash equivalents	13,825	11,639	21,562	19,092	13,027	16,669	13,010	16,265

Fluctuations in profit attributable to owners of the Company on a quarterly basis are due to, inter alia, substantial foreign exchange profits as discussed in the relevant MD&As and financial statements.

4.	OPERATIONS

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Fatal	0	0	0	0	0	0	0	0
Lost time injury	1	1	1	3	0	1	0	2
Restricted work activity	1	2	5	1	4	0	1	1
First aid	0	1	0	0	0	0	1	0
Medical aid	0	2	5	5	2	5	6	8
Occupational illness	0	0	0	0	0	0	0	0
Total	2	6	11	9	6	6	8	11
Incidents	9	15	21	14	17	9	26	10
Near misses	3	7	7	7	11	3	6	2
Disability Injury Frequency Rate	0.29	0.42	0.80	0.55	0.53	0.14	0.12	0.24
Total Injury Frequency Rate	0.29	0.83	1.48	1.23	0.79	0.85	0.98	1.58
Man-hours worked (000’s)	1,395	1,443	1,491	1,460	1,509	1,418	1,629	1,643

There were more accidents in the Quarter than in the preceding 4 quarters, although incidents and near misses were lower than in most of the preceding quarters. Blanket’s headcount has increased in the last 12 months and despite intensive training for new employees, they appear to have lower safety awareness. The Nyanzvi safety training initiative was resumed in the Quarter as COVID-19 restrictions were relaxed; management believes this will help to increase general safety awareness.

Unfortunately, on February 21, 2022 there was a fatal accident in a development haulage involving a LHD loader. The board and management of Caledonia extended their condolences to the family and colleagues of the deceased.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Year	2018	4	-	10,140	10,144
Year	2019	47	-	10,357	10,404
Year	2020	1,689	184	12,526	14,399
Q1	2021	3	100	2,802	2,905
Q2	2021	117	100	4,172	4,389
Q3	2021	591	248	5,371	6,210
Q4	2021	452	500	4,081	5,033
Year	2021	1,163	948	16,426	18,537

The implementation of corporate social responsibility (“CSR”) projects rebounded in the Quarter from the restricted level of activity in previous quarters due to measures to prevent the spread of the COVID-19 pandemic. Significant projects undertaken in the Quarter include the renovation of the Sabiwa High School for which furniture and computer equipment were provided; and the purchase of a mobile x-ray machine for the Phakama Clinic Isolation Centre.

Dividend payments to GCSOT in the Quarter were higher than in previous quarters because the final payment to settle the advance dividend loan to GCSOT was made on September 22, 2021; thereafter dividends paid to GCSOT are unencumbered.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2019, 2020 and 2021 and January and February 2022 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2019	556,331	3.31	93.4	55,182
Quarter 1	2020	140,922	3.35	93.8	14,233
Quarter 2	2020	143,210	3.13	93.9	13,499
Quarter 3	2020	157,343	3.19	93.9	15,155
Quarter 4	2020	156,487	3.19	93.5	15,012
Year	2020	597,962	3.21	93.8	57,899
Quarter 1	2021	148,513	2.98	93.0	13,197
Quarter 2	2021	165,760	3.34	93.8	16,710
Quarter 3	2021	179,577	3.48	94.2	18,965
Quarter 4	2021	171,778	3.57	94.3	18,604
Year	2021	665,628	3.36	93.9	67,476
January	2022	53,593	3.14	93.4	5,050
February	2022	54,926	3.78	94.3	6,310

Gold production for the Quarter was 24% higher than the comparable quarter due to increased tonnes milled, a higher grade and higher recovery. Gold production for the Year was 17% higher than in 2020. Production for 2021 was a new record and exceeded the Company’s revised guidance for the Year. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A.

Production in January and February was slightly affected by lower tonnes milled due to a delay in the installation of an additional mill because of COVID-19-related production delays at the manufacturer. The new mill is expected to be installed in the second quarter of 2022; in the meantime, unprocessed ore is being stockpiled.

4.4	Underground

Tonnes milled in the Quarter were 9.8% higher than the comparable quarter; the tonnes milled for the Year were 11% higher than in 2020. The increased production is due to the commissioning of the Central Shaft at the end of March; Central shaft currently handles most of the development waste, which creates capacity at No. 4 Shaft to hoist ore.

The grade in the Quarter and the Year was higher than in the comparable periods due to mine sequencing.

4.5	Metallurgical Plant

Recoveries in the Quarter were 94.3% compared to 93.5% in the comparable quarter; recoveries in the Year were 93.9% compared to 93.8% in 2020. The improved recovery was due to the improved grade and the increased proportion of free gold in the ore.

Plant availability was adversely affected in the Quarter by the increased incidence of power interruptions which totalled approximately 185 hours in the Quarter.

An additional re-grind mill will be installed before the end of the second quarter of 2022 to achieve the required daily throughput at a consistently fine grind.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.

On-mine cost per ounce, which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.

All-in sustaining cost per ounce[4], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) any revenue from the export credit incentive (“ECI”) (or its predecessor as discussed in section 4.9); and

iii.

All-in cost per ounce[4], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

___________________________

4 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures.  Refer to section 10 for a reconciliation of these amounts to IFRS.

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to December 31		12 Months to December 31
	2020	2021	2020	2021
On-mine cost[4]	770	740	744	742
All-in sustaining cost per ounce excl. ECI[4]	988	1,020	967	990
All-in cost per ounce[4]	1,739	1,500	1,356	1,408

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-mine costs

On-mine costs comprise labour, electricity, consumables and other costs such as security and insurance. Production costs are detailed in note 8 to the Consolidated Financial Statements. On-mine costs per ounce for the Quarter were 3.9% lower than the comparable quarter due to the increased production which meant that fixed costs were spread over more production ounces and good control of costs that are subject to management control. On-mine costs in the Quarter and the Year include $1.3 million and $2.9 million respectively of costs that are outside management control which include the effects of the collective wage negotiations on direct and indirect labour costs, increased cost of consumables and services that are denominated in local currency and higher than anticipated use of the diesel generators due to an increased incidence of power interruptions. On-mine costs include the procurement margin paid to CMSA on the grounds that this cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party.

Wage negotiations in local currency (which take place every three or six months) reflect the very high rate of inflation in Zimbabwe but this is not compensated for by a reciprocal movement in the RTGS$/US$ exchange rate, which is managed by the RBZ. Thus, the higher RTGS$ wages that followed from the collective bargaining process result in substantially higher wages in US Dollar terms when translated at the official exchange rate. To avoid a repetition of this outcome, in late 2021, the remuneration of all Blanket’s employees was changed to 100% in US Dollars whereas previously it had been a combination of RTGS$ and US Dollars. Henceforth wage negotiations with Blanket employees will reference inflation in US Dollar terms which is expected to result in more subdued annual increases.

The installation of a further auto-tap changer at the end of the Year reduced the frequency of power interruptions resulting from power surges on the incoming grid power and has significantly reduced the generator use and diesel expense from January 2022.

On-mine cost per ounce for the Year and the Quarter was within the guidance range of between $740 and $815 per ounce.

All-in sustaining cost

The All-in sustaining cost excludes the intercompany procurement margin as this reflects the consolidated cost incurred at the group level. The all-in sustaining cost per ounce excluding the ECI for the Quarter and the Year were 3.2% and 2.4% higher respectively was than the comparable periods because of higher administrative costs and variations in the intercompany procurement margin.

All-in sustaining costs per ounce for the Year and the Quarter were within the guidance range of between $985 to $ 1,080 per ounce.

All-in cost

All-in cost includes investment in expansion projects at Blanket which remained at a high level in the Quarter due to the continued investment, as discussed in section 4.7 of this MD&A. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

4.7	Capital Projects

The main capital development project is the Central Shaft and related infrastructure which will allow for three new production levels (26, 30 and 34 levels) below the current operations; a fourth level (38 level) is intended to be added in due course via a decline construction. Shaft sinking commenced in early 2015 and the shaft reached its target depth of 1,204 metres (approx. 4,000 feet) in July 2019. Work on equipping the shaft commenced in early January 2020, it was commissioned at the end of March 2021 and commercial operations commenced in April 2021. Central Shaft is currently being used to hoist development waste, men and material – thereby freeing up capacity at No. 4 Shaft to hoist ore.

Central Shaft was commissioned in March, approximately 6 months later than planned due to delays arising from COVID-19 and poor electricity supply. The combined effect of these factors was that the horizontal infrastructure development around Central Shaft on 30 and 34 levels was delayed by 7 months.

To minimise the effects of the delays to Central Shaft, approximately 2,000 meters of development on 26 Level was completed before Central Shaft was commissioned using mid-shaft loading, a decline at AR South and the No. 6 Winze. The AR South decline and two further declines from 22 Level provide access to production areas that were scheduled to be accessed via Central Shaft. These declines allow production to achieve planned levels and the build-up in production to 80,000 ounces to continue, despite the delay to Central Shaft. However, the longer than expected use of the declines (which were extended to one production level more than had initially been planned) has added approximately 3,000 meters of additional development across the three declines which has increased planned capital expenditure for 2022 by approximately $3.5m. In addition, the cost of the capital development in 2022 that was initially planned (i.e. before taking into account the delays to Central Shaft) is approximately $0.8 million higher than planned, mainly due to the higher cost of operating the trackless equipment. Caledonia’s committed and uncommitted capital expenditure obligations for the next 12 months are discussed in section 9 of this MD&A.

Development from Central Shaft has commenced northwards and southwards on 30 and 34 levels towards AR South and Eroica and is proceeding better than planned. The development on 26 level has already been completed before the commissioning of Central Shaft. The development southwards towards AR South has been completed, which is important to ensure that Blanket can achieve its production target of 80,000 ounces per annum from 2022 onwards. This development will also provide platforms for further deep-level exploration which is critical for upgrading the mineral resources.

In addition to the Central Shaft, work continued on the following developments:

●

Eroica Decline 3: this decline will continue down to the 30 and 34 levels (990m and 1,110m below collar, respectively) and will connect to the haulages from Central Shaft. Progress in the Quarter has been good: sinking paused in the Quarter to allow development to open the orebody strike at 825m. Sinking has since resumed and the decline has advanced a further 133 meters to 840m;

●

Decline 4: this decline has reached 930m where an intermediate haulage has been cut to facilitate early production in 2022. This haulage will cover the high-grade areas of the Blanket No.3 orebody and the Blanket Quartz Reef and will continue south to open the extensive strike of Blanket No.2 orebody; and

●

Decline 5: the decline branches from Decline 4 at 885m and heads towards the high-grade AR South east-west limb. This decline reached 915m in the previous quarter; and has reached its destination at 930m.

In total, 810m of capital development were achieved in the Quarter compared to a plan of 907m; 3,224m were achieved in the Year against a plan of 2,864m.

4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket and received a Certificate of Compliance from the Zimbabwe Government which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of President Mnangagwa in 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at December 31, 2021 was $16.71 million (September 30, 2021: $17.34 million. June 30, 2021: $17.96 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, were withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $Nil at December 31, 2021 (December 31, 2020; $0.99 million).

In February 2020, Blanket agreed to a request from GCSOT that the terms of the debt relating to the repayment of the advance dividends be amended so that GCSOT might receive 20% of its attributable dividend and the balance of 80% would be applied to repay the advance dividends. The final payment to settle the advance dividend loan to GCSOT was made on September 22, 2021. Future dividends to GCSOT will be unencumbered.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Consolidated Financial Statements.

4.9	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

●	Although there continues to be a shortage of foreign currency in Zimbabwe, Blanket has had satisfactory access to foreign exchange to date.

●

The rate of annual inflation increased from 5% in September 2018 to approximately 500% by December 2019; the rate of inflation appears to have moderated to an annual rate of 52% for the 12 months to the end of September 2021. A high rate of inflation has little effect on Blanket’s operations because Blanket’s employee remuneration was partly paid in US Dollars and the local currency component was adjusted each month to reflect the increased cost of living – this is discussed further below.

●

Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and local currency (known as “ZWL$”, “RTGS Dollars” or “RTGS$”) accounts which can only be used for domestic transactions.

●

On February 20, 2019 the RBZ allowed limited inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS$ system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (ZWL$:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.42
September 30, 2021	87.67
December 31, 2021	108.66

●

The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices which had an adverse effect on employee morale. In February 2020, the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance subsequently reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 26, 2020. On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate. During the Quarter the official exchange rate diverged significantly from the “unofficial” rate (i.e. the rate that could be obtained in the informal market). RTGS$ denominated goods and services are typically priced using a US Dollar reference point to which the informal exchange rate is applied. The official exchange rate does not reflect the local rate of inflation. This means that individuals who receive a RTGS$-denominated salary which references a US Dollar value at the official exchange rate suffer a significant reduction in their purchasing power. In addition, goods and services that are paid for in local currency have become much more expensive when the price is converted to US Dollars at the official exchange rate. Blanket employees are now paid 100% in US Dollars.

●

Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. Prior to May 26, 2020, 55% of the sale proceeds were received in US Dollars and the balance was received in RTGS$. From May 26, 2020 gold producers received 70% of their sale proceeds in US Dollars and the balance was received in RTGS$. With effect from 7 January 2021, gold producers receive 60% of their revenues in US Dollars and the balance in RTGS$. Blanket uses the US Dollar component to pay for imported goods, services and a portion of the electricity bill and (for most of the Quarter and the Year) wages and salaries at Blanket; the RTGS$ component is used to pay for goods and services procured in Zimbabwe, the remaining portion of the electricity bill, wages and salaries at Blanket (until Blanket employees began receiving all their pay in US Dollars), payroll taxes and a proportion of Blanket’s income tax.

●

After the reduction in the proportion of revenues received in US Dollars from 70% to 60% with effect from January 7, 2021, Blanket participated in the weekly auction system to access the resultant shortfall in US Dollars. From early June 2021, Blanket and other gold producers were excluded from the weekly auctions on the grounds that they are deemed to be exporters and therefore do not qualify to participate. Blanket subsequently secured allocations of foreign exchange from the RBZ to compensate for its exclusion from the auctions. Blanket has also increased the proportion of its expenditure that is made in local currency. As at the date of this MD&A, Blanket has not accumulated excess local currency.

●

Blanket sells its gold production to Fidelity, which refines and on-sells the gold into the international market. During the first quarter of 2021, responsibility for making payments for gold deliveries from Blanket moved from the RBZ to its gold refining subsidiary Fidelity. This move simplified and improved the mechanism for making payments for gold and the new system is operating well.

●

In early June 2021 the RBZ announced that companies whose shares are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). In addition, the payment of the increased US Dollar proceeds for incremental production was backdated to July 1, 2021. Blanket has received all amounts due in terms of this revised policy.

●

As Blanket intends to increase its production from approximately 58,000 ounces of gold in 2020 to 80,000 ounces of gold from 2022 onwards a listing on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in local currency. Accordingly in December 2021 Caledonia obtained a secondary listing by way of introduction on the VFEX which was accompanied by a placing in Zimbabwe which raised approximately $7.8 million (after costs and expenses). The proceeds of the placing were used to replenish cash resources following the payment of $4 million to purchase the Maligreen mining claims as discussed in section 5 and for general corporate purposes.

●

Throughout these developments and to the date of issue of the Consolidated Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Export credit incentive

Blanket sells gold to Fidelity at a price which is 98.75% of the price fixed by the London Bullion Market Association (the “LBMA price”).

The RBZ first announced an ECI on the gold proceeds for all large-scale gold producers during 2016 which was calculated as a percentage of the gold proceeds less the charges of Fidelity. The below table indicates when the ECI was applicable and the percentages granted.

ECI applicable periods	Percentage
May 1, 2016 – December 31, 2017	3.5%
January 1, 2018 – January 31, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
February 21, 2019 – March 9, 2020	0%
March 10, 2020 – May 26, 2020	25%

All incentives granted by the Zimbabwean Government were included in other income when determined receivable. Incentives were received in Blanket’s RTGS$ account. The ECI fell away after June 26, 2020.

There was no income arising in the Quarter or the Year from the ECI (comparable quarter: nil; 2020 $4.7 million); any income from such sources in previous quarters was included as part of Other income “Government Grant - Gold sale export credit incentive” and was treated as a deduction from costs for the purposes of calculating all-in sustaining costs, as set out in section 10.1.

Electricity supply

The poor quality of electricity supply from the Zimbabwe Electricity Supply Authority (“ZESA”) is the most significant threat to production at Blanket. Blanket experiences interruptions to its power supply from the grid and the supply from the grid is also subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment. To address this matter, in 2019 and early 2020 Blanket increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects. Blanket also installed a 10MVA auto tap transformer to protect some of its equipment from voltage fluctuations on the incoming grid supply; a second 10MVA auto tap transformer was installed in December 2021 at a cost of approximately $0.5 million.

Caledonia’s board has approved a project to construct a 12 MWac solar plant which should provide approximately 27% of Blanket’s average daily electricity demand at a cost of approximately $14 million (including construction costs and other project planning, structuring, funding and administration costs). This is discussed further in section 4.13.

Notwithstanding the measures taken to provide back-up power and to manage power surges, the switches from grid power to generator power cause delays to production and development activities: each switch-over results in up to 45 minutes of lost time as the generators are started and the compressors are re-charged. This can recur several times during a single shift, resulting in a considerable cumulative effect. Historically, production has been prioritized over development activity, including the horizontal development from Central Shaft. This, in conjunction with delays arising from COVID-19, has resulted in a cumulative delay in the Central Shaft development which, in turn, has required the continued use of declines to access producing areas, which has contributed to an anticipated increase in future capital costs as discussed further in section 4.7.

The continued deterioration in the ZESA supply means that the power factor regularly falls to 60%, which means that Blanket is effectively paying for 100% of the power, but receives only 60%, and Blanket also incurs the additional cost of generating its own power (approx. 5,000 kw each day) using diesel generators at a cost of approximately $300,000 per month.

Due to the higher than anticipated use of the diesel generators because of the further deterioration in the ZESA supply, Blanket lost two of its 2.5 MVA generators in October; replacement units were commissioned in early 2022 at a cost of approximately $1.2 million. Additional capital costs relating to poor electricity supply of approximately $3.2 million are anticipated in 2022.

Caledonia is considering increasing the scale of the solar plant to further reduce Blanket’s reliance on the grid and diesel generators and is investigating the feasibility of installing power factor correction equipment.

Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2021/2022 rainy season has been adequate and management believes water supply is now satisfactory.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

●

A royalty is levied on gold revenues at a rate of 5% paid in RTGS$ if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020, the royalty is allowable as a deductible expense for the calculation of income tax.

●	With effect from February 4, 2022 the 5% royalty was payable 60% in USD and 40% in RTGS

●

Income tax is levied at 24.72% (2020: 25.75%) on profits as adjusted for tax purposes. The main adjustments to profit for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the royalty is deductible for income tax purposes with effect from January 1, 2020. The calculation of taxable income is performed using financial records prepared in RTGS$, which has significantly reduced the deferred tax liability.

●	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.10	Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in section 4.7, following the commissioning of the Central Shaft production is expected to increase to the targeted rate of approximately 80,000 ounces per annum from 2022 onwards. The Central Shaft will also create the operational flexibility to establish drilling platforms and resume deep-level exploration drilling.

Production Guidance

Production guidance for 2022 is between 73,000 and 80,000 ounces. The critical factors that influence whether Blanket can achieve this target include:

●

Blanket’s ability to maintain an adequate supply of consumables and equipment if there is any resurgence in the COVID-19 pandemic and/or disruption to the supply chain arising from unrest in South Africa;

●	Blanket’s workforce remaining healthy;

●	Blanket continuing to receive payment in full and on-time for all gold sales;

●	Blanket and Caledonia continuing to be able to make local and international payments in the normal course of business; and

●	Blanket’s ability to manage the erratic supply of electricity from ZESA.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

On-mine cost per ounce guidance for 2022 is in the range of $669 to $736 per ounce; guidance for AISC is $880 to $970 per ounce. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Capital Expenditure

Capital expenditure at Blanket in 2022 is budgeted to be higher than the guidance of $15.2 million which was provided in the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on May 26, 2021 and which has an effective date of January 1, 2020. Capital investment for 2022 is now expected to be approximately $27 million the increase being due to the following factors:

●

A cost overrun of approximately $0.8 million on the Central Shaft development that was envisaged in the initial project plan, this overrun being due mainly to the higher than anticipated running cost of the trackless equipment that is used in capital development on 30 and 34 levels;

●	Additional development as a result of delays in the Central Shaft (as discussed in section 4.7) at a cost of approximately $3.4 million;

●

Additional capital costs resulting from the poor quality of Blanket’s electricity supply from ZESA of approximately $3.2 million (as discussed in section 4.9). This excludes any further investment to increase the scale of the solar plant which is currently being constructed at Blanket;

●	Investment of approximately $2.6 million to upgrade the workers’ village to accommodate the larger than anticipated workforce and upgrade the water and sewerage system;

●

Investment of approximately $0.8 million to increase the capacity of the metallurgical plant so that it can handle the increased tonnes required to sustain a production level of 80,000 ounces per annum in the context of the expected reduction in the future head grade as discussed in section 4.4; and

●	Investment of $1 million for additional compressors.

The cash effect on Caledonia of the increased capital expenditure in 2022 will be mitigated somewhat by income tax relief at 24.72% and the 15.2% effective economic interest of Blanket’s indigenous shareholders.

Strategy

Caledonia’s immediate strategic focus following the commissioning of the Central Shaft at Blanket is to:

●	increase production to the target rate of 80,000 ounces of gold per annum from 2022;

●	re-commence deep level drilling at Blanket with the objective of upgrading inferred mineral resources, thereby extending the life of mine;

●	commence exploration at Blanket above 750 meters; and

●	commence exploration within the Blanket lease area that are outside the current mine footprint.

Caledonia will continue geological evaluations at the Maligreen claims with the objective of increasing the confidence level of the existing estimated mineral resource base as discussed in section 5 of this MD&A.

Caledonia will also evaluate further investment opportunities in Zimbabwe and elsewhere.

4.11	Sale of Eersteling

On May 31, 2018, the Group entered into a share sale agreement to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary which owns a mine that was on care and maintenance since 1997. The share sale agreement allowed for a purchase price of $3 million to be settled by three payments of $1 million, the last of which fell due on July 30, 2020. The purchaser was unable to make the final payment due to the closure of the operation during the South African lock-down period and the death of two of the purchaser’s principals. Caledonia received further consideration of $340 in the Quarter. Operations at Eersteling appear to have been suspended again in late 2021 - as it is no longer clear that the remaining consideration of $761 can be recovered, it was fully impaired in the Quarter.

4.12	COVID-19

Blanket employs over 1,900 employees the vast majority of whom live with their dependents on the mine village. One case of COVID-19 was recorded at Blanket during 2020; 232 cases of COVID-19 were detected in 2021 of which there was, regrettably, two deaths of an employee and a dependent. Further cases have been detected at the Company’s offices in Harare, Johannesburg and St Helier. Blanket procured sufficient doses of an approved vaccine for all adult employees and their spouses; as at December 31, 2021 1,077 of Blanket’s employees and 620 of the Blanket employee dependents living on the Blanket site have been vaccinated on site.

COVID-19 had no significant effect on production or costs in the Quarter. As discussed in section 4.7, COVID-19 delayed the completion of the Central Shaft with a resulting increase in the decline development at AR South, AR Main and Eroica required to maintain targeted production levels while the horizontal development from Central Shaft can catch up.

4.13	Solar project

As noted in section 4.9, Blanket suffers from unstable grid power and load shedding which results in frequent and prolonged power outages. In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. After careful consideration, Caledonia’s board approved the construction of a 12MWac solar plant at a revised construction cost of approximately $14 million. The plant is expected to provide all of Blanket’s minimum electricity demand during daylight hours; Blanket will continue to rely on the grid and generators to provide additional power during daylight hours and at night. It is estimated that the solar plant will provide approximately 27% of Blanket’s total daily electricity requirement.

In 2020 the Company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share.

The status of the project is as follows:

•	the 40-hectare site for the project has been cleared and fenced;

•	Caledonia has obtained the necessary licences and permits for the project;

•	Voltalia, an international renewable energy provider, has been appointed as contractor for the project under an engineering, procurement and construction contract;

•	Caledonia provided Voltalia with a notice to proceed in March 2021 and has made an advance payment of $1.8 million for long lead time items that are required to construct the plant;

•	orders have been placed for approximately 80% of the solar equipment required to build the plant;

•	civil works on the internal roads, drainage, foundations for equipment and the operations and maintenance building have commenced; and

•	the majority of the equipment to construct the project is now en route to site.

On October 15 and October 21, 2021, the Company received notices from Voltalia advising that due to the rationing of power supply to the Chinese manufacturers of certain components, implementation of the solar project may now be subject to an indeterminate delay. It is now expected that the project will be commissioned in June 2022.

The Company has commenced the evaluation of a further phase for the solar project to provide Blanket’s peak demand during daylight hours. This will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements and/or the installation of storage capacity.

5 EXPLORATION

Caledonia’s exploration activities are focussed on Blanket and Maligreen.

Blanket

There was no deep exploration drilling at Blanket in the Quarter. Deep level exploration drilling will re-commence after the related development, in the Central Shaft area, has been completed to provide access to new drilling positions. Exploration at Blanket’s portfolio of satellite properties was suspended in 2016 so that resources could be re-deployed at Blanket. Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket plant. Accordingly, during the previous quarter, Blanket completed the sale of Mascot, Eagle Vulture and Penzance properties for a cash consideration of $500. The GG satellite property remains on care and maintenance.

Connemara North

In December 2020 Caledonia announced it had entered into an option agreement which gives the Company the exclusive right to explore for a period of 18 months (i.e. until May 2022) and subsequently, if exploration is successful and at its sole discretion, acquire the mining claims over an area known as Connemara North.

After further evaluations, in March 2022 Caledonia decided that the asset does not meet the Company’s criteria for further investment and accordingly the option to acquire the mining clams will not be exercised. The accumulated expenditure on this property of $163 will be impaired in the first quarter of 2022.

Maligreen

On September 23, 2021 Caledonia announced that it had entered into an agreement to purchase the mining claims over the Maligreen project ("Maligreen"), a property situated in the Gweru mining district in the Zimbabwe Midlands, from Pan African Mining (Private) Limited, a privately-owned Zimbabwean company, for a total cash consideration of US$4 million. The transfer of the claims to Caledonia and the payment of the purchase price was completed during the Quarter.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

•	An estimated 60,000 meters of diamond core and percussion drilling

•	3.5 tonnes of bulk metallurgical test work

•	Aeromagnetic and ground geophysical surveys

As at August 31, 2021 the property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t. Of the inferred mineral resource 76% (approximately 712,000 ounces) is shallower than 220m indicating the potential for an open pit mining operation. The inferred mineral resource has been estimated using a cut-off grade of 0.4g/t for a potential open pit and 1.5g/t for a potential underground mine (further information on the assumptions used is set out in the news release dated September 23, 2021 and in the technical report mentioned in the footnote below).  Initial assessments of the inferred mineral resource indicate a favourable grade tonnage curve; by applying a higher cut-off grade of 1.0g/t, the total estimated inferred mineral resource reduces by 12% to approximately 827,000 ounces at a grade of 2.79g/t, a 48% higher grade. These favourable grade tonnage dynamics offer a high level of flexibility in the evaluation of a future mining operation.

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed. Caledonia expects to drill an initial 4,800 meters at an estimated cost of US$1.6 million over a period of 18 to 24 months to improve its understanding of the existing resource and assess the potential for a mining operation. Further exploration opportunities exist within the claims area and a subsequent exploration programme is under consideration to explore for continuations of the existing inferred mineral resource at depth to the north-west and the strike extension in the northern part of the property.

Activities in the Quarter have focussed on re-evaluating data from previous exploration with the objective of upgrading the confidence level of the resource in the second quarter of 2022. Thereafter, it is expected that on-the-ground exploration activities will commence.

6.	INVESTING

An analysis of investment in the Quarter, the preceding quarters of 2021 and the years 2020 and 2019 is set out below.

($’000’s)	2019	2020	2021	2021	2021	2021	2021
	Year	Year	Q1	Q2	Q3	Q4	Year
Total Investment – Property, plant and equipment	20,423	24,778	6,441	7,380	8,816	8,632	31,269
Blanket	20,128	24,315	6,363	7,091	8,465	7,404	29,323
Solar	-	372	76	65	212	1,228	1,581
Other	295	91	2	224	139	-	365

Total investment – Exploration and evaluation assets	172	3,058	190	784	449	159	1,582
Connemara North	-	300	-	26	78	120	163
Glen Hume	-	2,661	164	685	327	-	1,176
Other Satellite properties	172	97	26	73	44	39	243

Investment in property, plant and equipment at Blanket is in terms of the investment plan that was announced in October 2014 and which is discussed in section 4.7 of this MD&A; investment in solar is as discussed in section 4.13; investment in exploration and evaluation assets (other than at Glen Hume) is as set out in section 5. All further investment is expected to be funded by internal cash flows and cash resources.

_______________________

5 Refer to technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe dated November 5, 2021 prepared by Minxcon (pty) Ltd and filed on SEDAR (www.sedar.com).

7.	FINANCING

Caledonia financed all its operations using funds on hand, funds generated by its operations, the proceeds of a secondary listing on the VFEX, the proceeds of a gold loan and Blanket’s and overdraft facilities which were as set out below at December 31, 2021.

Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at December 31, 2021	Repayment terms	Security
Stanbic Bank Zimbabwe Limited	Dec-21	US$1 million	Nil	On demand	Unsecured

Blanket opened discussions with its bankers in Zimbabwe after the end of the Year to increase its overdraft facilities to enhance the flexibility of its working capital.

As discussed in Section 4.9, the company obtained a secondary listing on the VFEX in December 2021 so that it can obtain a greater proportion of its revenues in US Dollars. To accompany this listing, depositary receipts representing 619,783 shares in the Company to a value of $7.83 million were issued to create the necessary shareholder spread. The proceeds of the placing will be used to defray the purchase consideration for the Maligreen mining claims as discussed in section 5 and for general corporate purposes.

In December 2021 the Company entered into a gold loan and option agreement with Auramet International LLC in terms of which the Company received $3 million (less transaction costs) which will be repaid by two deliveries of 925 ounces of gold in May and June 2022, but financially settled. In addition, the Company granted the lender call options over 6,000 ounces of gold at a strike price of $2,000 per ounce expiring monthly in equal tranches from 30 June 2022 to November 30, 2022. The proceeds of the gold loan will be used to part fund the solar project and for general corporate purposes.

On February 17, 2022 the Group entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825, over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price, the Company purchased a matching quantity of call options at a strike price above the cap at a total cost of $796,000 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price. The future impact of the hedges is undeterminable at the date of issue of this report and will be quantified in the Condensed Consolidated Interim Financial Statements as at March 31, 2022. Refer to note 14 and 41.1 of the Consolidated Financial Statements for more detail on the hedging agreements.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources at December 31, 2021 and at the end of each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources
($’000’s)
As at	Sept 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2020	2020	2021	2021	2021	2021
Term facility	515	408	286	178	70	-
Gold ETF	1,160	1,184	1,045	-	-	-
Gold loan	-	-	-	-	-	3,000
Cash and cash equivalents in the statement of cashflows	21,562	19,092	13,027	16,669	13,010	17,152
Working capital	37,691	34,622	33,179	34,804	35,729	35,360

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The gold loan is held by Caledonia on the terms detailed in section 7. The Company’s liquid assets as at December 31, 2021 plus anticipated cashflows exceed its planned and foreseeable commitments as set out in section 9.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $16.7 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Consolidated Financial Statements). The Company had the following contractual obligations at December 31, 2021:

Payments due by Period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	9,957	-	-	-	9,957
Provisions	-	500	685	2,109	3,294
Capital expenditure commitments	3,493	-	-	-	3,493
Derivative financial liabilities	3,095	-	-	-	3,095
Lease liabilities	134	331	-	-	465
Cash-settled share-based payments	2,053	974	-	-	3,027

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket. In addition to the committed purchase obligations set out above:

●	Blanket currently intends to invest approximately $27 million in 2022; and

●	Caledonia intends to pay $10.2 million for the solar project in 2022.

Other than the proposed investment in the solar project and at the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central Shaft which is discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the solar project and the exploration properties, from Caledonia’s cash resources

The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of December 31, 2021, Caledonia had potential liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $3.4 million (December 30, 2020: $3.6 million).

10.	NON-IFRS MEASURES

Throughout this document, we provide measures prepared in accordance with IFRS in addition to some non-IFRS performance measures. As there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We define below the non-IFRS measures used in this document and reconcile such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

Reconciliation of IFRS production costs to non-IFRS cost measures Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)
	3 months ended December 31		12 months ended December 31
	2020	2021	2020	2021
Production cost (IFRS)	11,174	14,178	43,711	53,126
COVID-19 expenses included in operating cost	(198)	(79)	(1,038)	(297)
Cash-settled share-based expense	(154)	(277)	(634)	(692)
Less exploration and site restoration costs	(160)	(218)	(708)	(774)
Other cost	1,063	(168)	1,201	(453)
On-mine production cost*	11,725	13,436	42,532	50,910
Gold sales (oz)	15,230	18,160	57,137	68,617
On-mine cost per ounce ($/oz)	770	740	744	742

Royalty	1,408	1,612	5,007	6,083
Exploration, remediation and permitting cost	196	-	468	155
Sustaining capital expenditure	171	3	760	619
Administrative expenses	2,636	3,830	7,997	9,091
Silver by-product credit	(27)	(32)	(86)	(122)
Share-based payment expense included in production cost	154	277	634	692
Share-based payment expense	236	51	1,413	477
Procurement margin included in on-mine cost*	(1,455)	(651)	(3,501)	(2,401)
All-in sustaining cost	15,044	18,526	55,224	65,504
Gold sales (oz)	15,230	18,160	57,137	68,617
AISC per ounce excl. ECI ($/oz)	988	1,020	967	990
ECI	-	-	(4,695)	-
All-in sustaining cost	15,044	18,526	50,529	65,504
Gold sales (oz)	15,230	18,160	57,137	68,617
AISC per ounce after ECI and procurement margin ($/oz)	988	1,020	884	955

Solar expenses	28	-	230	-
COVID-19 donations	274	-	1,322	74
COVID-19 labour and consumable expenses	198	79	1,038	297
Permitting and exploration expenses	251	-	373	74
Non-sustaining capital expenditure	10,691	8,629	24,018	30,650
Total all-in cost	26,486	27,234	77,510	96,599
Gold sales (oz)	15,230	18,160	57,137	68,617
All-in cost per ounce ($/oz)	1,739	1,500	1,356	1,408

* The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from On-mine cost as the cost represent a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from All-in sustaining costs and All-in costs as these numbers represent the consolidated costs at a group level excluding intercompany profit margins.

10.2	Average realised gold price per ounce

The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce
($’000’s unless otherwise indicated)
	3 months ended December 31		12 months ended December 31
	2020	2021	2020	2021
Revenue (IFRS)	28,128	32,136	100,002	121,329
Revenues from sales of silver	(27)	(32)	(86)	(122)
Revenues from sales of gold	28,101	32,104	99,916	121,207
Gold ounces sold (oz)	15,230	18,160	57,137	68,617
Average realised gold price per ounce (US$/oz)	1,845	1,768	1,749	1,766

10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)
	3 months ended December 31		12 months ended December 31
	2020	2021	2020	2021
Profit for the period (IFRS)	3,796	5,589	25,257	23,142
Non-controlling interest share of profit for the period	(823)	(1,367)	(4,477)	(4,737)
Profit attributable to owners of the Company	2,973	4,222	20,780	18,405
Blanket Mine Employee Trust adjustment	(67)	(109)	(485)	(326)
Earnings (IFRS)	2,906	4,113	20,295	18,079
Weighted average shares in issue (thousands)	12,119	12,323	11,704	12,170
IFRS EPS (cents)	24.0	33.4	173.4	148.6

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	292	1,310	4,062	1,571
- less tax	(40)	(322)	(1,006)	(381)
- less non-controlling interest	(15)	(129)	(383)	(153)
Unrealised net foreign exchange losses/(gains)	94	(2,153)	(8,369)	(2,755)
- less tax	89	467	2,158	567
- less non-controlling interest	1	216	836	270
Adjusted IFRS profit excl. foreign exchange	3,327	3,502	17,593	17,198
Weighted average shares in issue (thousands)	12,119	12,323	11,704	12,170
Adjusted IFRS EPS excl. foreign exchange (cents)	27.5	28.4	150.3	141.3

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	67	109	485	326
Impairment of property, plant and equipment	-	325	-	497
Impairment of E&E assets	2,930	-	2,930	3,837
Impairment of Eersteling receivable	-	761	-	761
Deferred tax	3,519	449	3,523	5,240
Non-controlling interest portion deferred tax and impairment	(914)	(87)	(900)	(602)
Fair value losses on derivative financial instruments	145	133	266	240
Adjusted profit	9,074	5,192	23,897	27,497
Weighted average shares in issue (thousands)	12,119	12,323	11,704	12,170
Adjusted EPS (cents)	74.9	42.1	204.2	225.9

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Consolidated Financial Statements which have been publicly filed on SEDAR. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

●	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and

(b)	100% of the 10% shareholding of GCSOT.

●	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.

●

The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At December 31, 2021 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs performed in 2021. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 12 to the Consolidated Financial Statements.

vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-holes intersections where multiple reefs are intersected;

●	continuity of mineralisation between drill-hole intersections within recognised reefs; and

●	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

●	the gold price based on current market price and the Group’s assessment of future prices;

●	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

●	cut-off grade;

●	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

●	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows;

●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

●	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. On February 17, 2022 the Company entered into a cap and collar hedging arrangement hedging contract for 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825, meaning that, for the 4,000 ounces of gold per month for the period, Caledonia will receive an effective gold price per ounce of not less than $1,825 or greater than $1,940 and will receive an effective spot gold price between these two levels. On March 9, 2022 in response to a very volatile gold price, the Company purchased a matching quantity of call options at a strike price above the cap in order to limit margin exposure and reinstate gold price upside above the strike price. Refer to note 14 and 41.1 of the Consolidated Financial Statements for more detail on the hedging agreements.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled in January 2022 as it fell due. The RTGS$ component of the VAT receivable was in arrears at the end of the Quarter. Management continues to engage with the necessary authority to recover the amount due either by cash payment and/or by offset against other tax amounts payable by Blanket.

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than a tranche of deferred consideration in respect of the sale of Eersteling and the RTGS$ component of the VAT receivable. Management continues its efforts to recover the RTGS$ component of the VAT receivable either by cash payment and/or offset against other tax amounts payable by Blanket; the amount due in respect of the sale of Eersteling has been fully impaired.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Consolidated Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.9 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which has been paid at the end of July, October, January and April thereafter. The dividend of 6.875 US cents per share effectively maintained the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation.

On January 3, 2020, the Company announced a 9.1% increase in the quarterly dividend from 6.875 cents to 7.5 cents per share.

On April 1, 2020, the Company announced the deferral of the quarterly dividend that would ordinarily have been declared and paid in April 2020 due to the uncertainty surrounding the COVID-19 pandemic. On April 29, 2020, the Company announced this dividend would be paid at the end of May 2020 at a rate of 7.5 cents per share.

On June 29, 2020, the Company announced a 13% increase in the quarterly dividend from 7.5 cents to 8.5 cents per share.

On October 1, 2020, the Company announced an 18% increase in the quarterly dividend from 8.5 cents to 10 cents per share.

On January 4, 2021, the Company announced a 10% increase in the quarterly dividend from 10 cents to 11 cents per share.

On April 6, 2021 the Company announced a 9% increase in the quarterly dividend from 11 cents to 12 cents per share.

On July 6, 2021 the company announced an 8% increase in the quarterly dividend from 12 cents to 13 cents per share.

On October 4, 2021 the company announced an 8% increase in the quarterly dividend from 13 cents to 14 cents per share. This seventh increase represents a cumulative 104% increase in the quarterly dividend since October 2019.

On January 4, 2022, the Company announced a dividend of 14 cents per share payable on January 28, 2022.

The board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including: Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

On February 23, 2021, Ms Geralda Wildschutt was appointed to the board as a non-executive director – she has particular expertise in environmental, social and governance (ESG) compliance and was appointed the chairperson of the ESG Committee. With effect from August 1, 2021 Mr Caxton Mangezi was appointed as Vice President, Operations – Zimbabwe with general responsibility for all operations in country i.e. supervision of all interests of the Group in Zimbabwe, as well as continued oversight of Blanket. Mr Mangezi had previously been the General Manager of Blanket. On December 21, 2021, it was announced that Mr Steve Curtis will retire as Chief Executive Officer with effect from 30 June 2022, and will be succeeded by Mr Mark Learmonth, Caledonia’s current Chief Financial Officer. Mr Curtis will continue to serve as a director of the Company and he will also serve as a consultant until the end of 2023. Following the end of the Year, on January 20, 2022, Mr Dana Roets, Chief Operating Officer, was appointed to the board as an executive director and on February 28, 2022, Mr John McGloin, resigned from the board as a non-executive director of the Company.

16.	SECURITIES OUTSTANDING

At March 16, 2022, being the last day practicable prior to the publication of this MD&A, Caledonia had 12,833,126 common shares issued and outstanding options to purchase common shares (“Options”) as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
10,000	9.3	25-Aug-24

The Plan allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,273,312 shares at March 17, 2022 on the assumption that all outstanding LTIPs are settled in cash at the request of the LTIP holders.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

●

COVID-19 pandemic: The COVID-19 pandemic, and measures that may be taken by governments and other parties to counter the spread of the virus may, inter alia, have the following effects on the Company: its workforce may fall ill which could affect operations; restrictions on transport and travel may impede the Company’s ability to procure consumables, equipment and services which may affect operations and progress on capital projects; the banking system may not operate effectively which may impede the Company’s ability to effect domestic and international payments; it may be difficult to secure a route to market for the gold ore produced by Blanket. In response to these risks, management has introduced measures to safeguard its employees from the virus; increased the inventory of consumable stock; engaged closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and therefore not capable of accurate forecasting.

●

Liquidity risk:  The Company aims to generate capital to be able to continue to invest in properties and projects without raising further third-party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all its anticipated investment needs. The primary reason for the secondary listing on the VFEX was to obtain a greater proportion of Blanket’s revenues in US Dollars, as discussed in section 4.9.

●

Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. At prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations and to fully implement the investment plan as scheduled. The Company requires access to an increased proportion of its revenues in US Dollars to allow Caledonia to remit dividends and loan repayments from Zimbabwe. The Company is in the process of establishing a mechanism that is intended to address this matter. No assurance can be given that sufficient foreign currency will continue to be available.

●

Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

●

Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

●

Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

●

Mineral rights:  The Company’s existing mining lease, claims, licences and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. The Company may not make payments by the required date or meet development and production schedules that are required to protect its lease, claims and licences.

●

Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. The Company currently has a hedging arrangement in place for a portion of production for the period from March to July 2022. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

●

Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

●

Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most at risk from such activity have been sold.

●

Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket. Blanket has addressed the issue of interrupted power supply by installing stand-by generators. Production at Blanket has also been adversely affected by the instability of the incoming electricity supply. The Company is installing a solar plant which will provide some of Blanket’s power requirements; it has installed a further auto-tap changer to increase the protection against power surges and it has further increased its diesel generating capacity.

●

Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been better than average and management believes there is enough water in the Blanket dam to maintain normal operations until the next rainy season.

●

Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this is required.

●

Country risk: The commercial environment in which the Company operates is unpredictable.  Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

●

Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is owned by the RBZ. The requirement to sell to the Zimbabwe government increases Blanket’s credit risk because it failed to pay Blanket in 2008. The responsibility for making payments to gold producers was transferred from the RBZ to Fidelity in early 2020 following which Blanket has received payments more promptly.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of December 31, 2021. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at December 31, 2021, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at December 31, 2021. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at December 31, 2021, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. In January 2021 Leonet Steyn joined the Group as Internal Auditor; this is expected to enhance the Company’s ICFR for future reporting periods.

20.	QUALIFIED PERSON

Mr. Dana Roets (B Eng (Min), MBA, Pr..Eng, FSAIMM, AMMSA) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Roets is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Roets has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.